Filed by Charles River Laboratories International, Inc Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc.
Commission File No.: 000-49765

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a transcript of the joint conference call held by Charles River and Inveresk on July 1, 2004:

Kekst and Company
Investors Conference Call & Web Cast
Moderator: Susan Hardy
July 1, 2004
9:00 a.m. EDT

OPERATOR: Good morning ladies and gentlemen, and welcome to the Charles River Laboratories <Company: Charles River Laboratories Inc.; Ticker: CRL; URL: http://www.criver.com> and Inveresk <Company: Inveresk Research Group, Inc.; TICKER: IRGI; URL: http://www.inveresk.com> Merger Announcement conference call. At this time all participants have been placed on a ‘listen only’ mode and the floor will be open for your questions following today’s presentation. It is now my pleasure to introduce Susan Hardy, Director of Investor Relations. Ma’am, you may begin.

SUSAN HARDY, DIRECTOR OF INVESTOR RELATIONS, CHARLES RIVER LABORATORIES, INC.: Thank you. Good morning. We’re pleased you could join us this morning to discuss the merger of Charles River Laboratories and Inveresk Research Group.

We’ll begin with remarks from Jim Foster, Chairman, President and Chief Executive Officer of Charles River; Walter Nimmo, Chairman, Chief Executive Officer and President of Inveresk; and Tom Ackerman, Senior Vice President and Chief Financial Officer of Charles River. Following those comments we will respond to questions. There is a slide presentation associated with today’s remarks, which is posted in Charles River’s Investor Relations website at ir.criver.com, and Inveresk’s website at www.inveresk.com. A taped replay of this call will be available beginning at 11 a.m. today and can be accessed by calling 877-519-4471 and entering PIN number 4933840. The webcast will be archived on the website until July 15th.

I’d like to remind you of the Safe Harbor Statement. Any remarks that we may make about future expectations, plans and prospects constitute forward-looking statements for purposes of the Safe Harbor Provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by any forward-looking statements as a result of various important factors including those discussed in both companies’ SEC filings. During this call, we will be discussing some non-GAAP financial measures. In accordance with regulation G, you can find the comparable GAAP measures and reconciliation to those GAAP measures, either in the press release or on Charles River’s website.

Now I would like to turn the call over to Jim Foster.

JIM FOSTER, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, CHARLES RIVER LABORATORIES, INC.: Good morning. I’m truly delighted to be able to introduce this transformational transaction; we believe at Charles River that this is the best use of our funds in the most strategic fashion. We now become an even more full-service provider of vital products and increasingly now services for large pharma and biotech companies as well as continuing to support medical device companies and other academic institutions. We of course will remain a well-respected leader in the research models and related services business, which was the essence in earliest beginnings of our company and obviously an area that we will continue to focus much of our time and attention on growing. And we now move from a quality second-tier player in the toxicology space, after having combined 7 independent acquisitions over the last 4 years into a worldwide leader in both the general and the specialty toxicology areas. As you’ll hear as we continue this merger is extremely complimentary, particularly in a pre-clinical space and we become a more important resource to our clients throughout the world. This merger also provides an entrée for Charles River into the clinical development world in a world class, worldwide way. Phases 1 through 4 work really accentuated by a premier Phase 1 clinical lab facility in Edinburgh, Scotland and with emphasis primarily in Phases 2 and 3 and with some very strong, distinct therapeutic areas, particularly oncology, cardiology, infectious disease and ophthalmology.

So if you look at the portfolio now, and we’ve always been interested in a large, balanced, high-end, high margin, high-quality portfolio, we now are able to work with our clients from the very earliest discovery work and research models all the way through the pre-clinical work and through the clinic and to market. This is obviously very appealing to a whole range of clients, particularly to biotech companies who have none of these resources internally, and we are hopeful that we are going to see a pull-through in both directions, that the clinical business will pull through additional pre-clinical work that we may not be getting and vice versa that we will get clinical work as a result of a larger pre-clinical footprint. Having an enhanced global market presence is extremely important for us; the folks at Inveresk did not have a US toxicology capability nor did they have a US biosafety testing capability - biosafety testing is testing of large molecules primarily for biotech companies – and convert the shells (ph) that didn’t have a European tox capability or European biosafety, and now we both have both and we collectively share capabilities throughout the world and obviously this is very, very important in terms of our ability to service our clients on a worldwide basis with close proximity to where they are, which we’ve always had in the research model business but now we have it in this important growth service sector of ours. And of course, both the pieces and the combination provides really an important strategic platform for future growth, both geographically and by adding additional products and services to this mix so that we continue to be a solution to our pharma and biotech clients as they move forward and as outsourcing becomes increasingly more important.

There aren’t a lot of companies that we are aware of that have this sort of same strength and financial metrics as Charles River does, and we found this with Inveresk. High sales growth, actually slightly higher than ours; very strong operating margins, not quite at our levels but very strong for the industry; and in their pre-clinical business actually stronger operating margins; so the combination will be extremely positive and also a company that is well-managed, generates strong cash flows and respects its people and has extraordinary longevity statistics, so we feel from a cultural point of view and a financial point of view, this is a really powerful marriage.

I’d like to turn the microphone over to my colleague Walter Nimmo to talk about his view of this transaction.

DR. WALTER NIMMO, CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT, INVERESK RESEARCH GROUP, INC.: Thank you, Jim. Good morning ladies and gentlemen. I’m delighted to join Jim today to tell you about the significant new chapter in the life of Inveresk. As you have heard, we are announcing the creation of a new force in the provision of products and services to vital pharmaceutical and scientific research. I believe that Charles River is the ideal partner for Inveresk, bringing a wealth of complimentary skills and products and a broader international reach, which will help take the company to a new level. It is good for our shareholders who are recognizing the extra value, which has been created within Inveresk in the past few years as well as the potential for continued outstanding growth in the future. The agreement is good for our clients, allowing us to serve them better as well as giving us broader client base from which to sell the expertise built-up at Inveresk over several decades. It is good for our business; in a stroke it helps us to achieve 3 of our key strategic goals in the United States, broadening our offering in the areas of toxicology, biosafety and laboratory sciences. It is good for our employees who have worked so hard to build the company into the success it is today, broadening the opportunities open to them as we pursue new markets and new product offerings.

Recognizing the reputation for excellence, quality and value, I’m pleased to say that the Inveresk and CTBR brand names will be retained going forward. We are already planning joint integration teams to ensure that the transition to the new combined company is as smooth as possible for our clients and our staff. We look forward to joining together with our colleagues from Charles River over the coming weeks and months as we embark on this new stage in our growth and development as a world leading business.

I’ll hand you back to Jim.

JIM FOSTER: Thank you, Walter. As I hope many of you have seen in this morning’s press release, the terms of the deal are as follows: 0.48 shares of Charles Rivers’s common stock and $15.15 cash to the Inveresk shareholders, that’s an offer price of $38.61 based upon Charles Rivers’s closing price as of yesterday, June 30. That’s a 25.2 percent premium, again based on Inveresk closing prices of June 30th, 2004, which of course was yesterday. That’s about 61 percent consideration in stock and about 39 percent in cash. The proforma fully diluted ownership, which assumes the conversion of our outstanding convertible debt is 73 percent ownership of the company by Charles River shareholders and 27 percent by Inveresk shareholders. We anticipate a closing during Q4 of this year, we obviously approval by both the Charles River and Inveresk shareholders as required as certain regulatory approvals before closing can occur and we will continue to trade under the CRL ticker symbol, which of course is New York Stock Exchange.

Just a few statistics about who’s who and what’s what. The name of the company with be Charles River Laboratories International; it will be headquartered in Wilmington, MA, that’s not a change. We will use the Charles River umbrella to sell our research models and services and we will use the Inveresk umbrella to sell our development services, which includes both the pre-clinical and the clinical businesses. We’re delighted to be able to brand our pre-clinical services under the very well-known brand of Inveresk and branding has been an issue that we’ve been very much focused on and so this really facilitates that process. Our Board will increase from 9 to 12 members, 3 of whom will be from Inveresk including Dr. Nimmo. I will retain my position as Chairman, President and CEO of the company; Dr. Nimmo will be the Vice Chairman of the company and its Chief Scientific Officer. Walter is a distinguished medical doctor with great expertise in this field and not only are we delighted to have him join our ranks through this merger, but as I think many of you know, we have been searching for a high, well-respected Chief Scientific Officer for the last year and a half and just haven't found anyone that we thought was worthy of the position and Walter certain is more than worthy, so we’re really delighted with that. Tom Ackerman, who you’ll hear from soon, will continue to be the Chief Financial Officer of the company. Real Renaud will continue to run worldwide research models and services business. Mike Ankcorn who is the President of CTBR, that’s Inveresks’ Canadian operation, will assume global responsibility for all of our pre-clinical businesses; and Dr. Nancy Gillette, who runs Charles Rivers US pre-clinical business will work with Mike and retain her responsibilities; Dr. Brian Bathgate who runs Inveresks Edinburgh-based pre-clinical operation will continue, again, working with Mike to run that European facility; and I believe as of today, Dr. Chris Perkin (ph) has taken over as the Chief Operating Officer of CTBR, which is Inveresks’ Canadian facility. So we’re really delighted with the extraordinary amount of talent that both companies bring to this merger, all of the senior divisional operating people will remain in their jobs and work closely with one another and so that should really enhance the quality of the transition. And lastly, Alastair McEwan who runs the global clinical business, so he runs the clinical business both out of North Carolina and in Europe, will stay in his job as well. And Real might and Alastair will work directly for me. Our employee base increases collectively to 7300, that’s over 450 PhD’s and DVM’s, and we have almost 100 locations now in 20 countries.

Just take a look at the sort of parts and pieces. So on the Charles River side obviously a major portion of our business is the research model and services business, which as I just indicated obviously is retained in its present state and that’s something that Charles River brings singularly to this transaction. Both Charles River and Inveresk have bioanalytical chemistry businesses; Charles River’s outside of Boston and theirs, Inveresks’, in Canada and Edinburgh, Scotland, so together we have a larger worldwide footprint in bioanalytical chemistry. Charles River has a pharmacology business, which it brings to the combined entity and Inveresk has a safety pharmacology business, which it brings to the combined entity. On a toxicology side, we obviously are both in that business, we both do some general toxicology, Inveresk does a lot more than Charles River. And Inveresk is a leader in two specialty areas, which are infusion and inhalation and Charles River has some specialty areas, in particular reproductive toxicology. And collectively we have a larger footprint both in the specialty area and in the general area primarily we benefit from each others international capabilities, so we had US and they had Europe and vice versa. We’ll continue to focus and build our interventional and surgical services business, which is primarily providing safety testing for medical device industry; we will continue to operate our outsourced or contract pathology company called TAI, which will continue to provide pathological testing services both to internal Charles River entities as well as commercial entities. On the biosafety testing front, which as I said earlier is testing large molecules, we have a US operation, Inveresk has a European one; now we have a significant worldwide operation, we’re delighted with that. And of course Inveresk brings a high-quality clinical capability Phase 1 through 4 with special emphasis in Phase 1 and Phases 2 and 3. Inveresk also brings a very strong central laboratories business, which emanates at the moment primarily our of Edinburgh but will continue to be expanded in the Montreal facility. And lastly Charles River sort of contributes its In Vitro detection screening capabilities to this mix, so we’re really delighted with this highly complimentary full-service service offering.

You look at the trajectory of drug development from basic research through IND filing, through non-clinical and clinical development, and also the leap (ph) to the market, obviously both companies have participated various aspects of this trajectory and now we have the combined ability to support our clients through the entire spectrum of capabilities of products and services, clearly we hope to benefit from a pull-through from pre-clinical to clinical and a sort of an opportunity to get pre-clinical business because we will now have clinical capability, you can see here that our research model capability extends through the whole spectrum, a transgenic and disease model services business is important up until the beginning of the IND process. Our drug safety and tox capability on a combined, which is a very much on a combined basis, takes us through the whole pre-clinical and clinical process, and hopefully the market. We have a combined laboratory science capability comprised largely of bioanalytical chemistry in central labs, which really runs the entire spectrum of a drug development process. And of course, Inveresk contributes Phase 1 through 4 clinical trials where Charles River didn’t participate at all.

You look at R&D spend since ’01 it has been growing at a CAGR of about 9.8 percent. If we look at the anticipated global outsourcing trend for these types of services from ’03 to ’07, we are experiencing and expect to continue to experience a CAGR of about 15 percent, so that’s an outsourcing demand that grows faster than the R&D spend itself. And if you would just sort of look at ’04 for a moment at 16½ billion dollars outsourced, that’s about 22 percent of the total worldwide R&D spend. So only about 20 percent is currently outsourced, but it’s a very big number, provides great opportunities for our company to grow, but also we think that this will continue to grow by 15 percent and the opportunities to service a larger market are certainly there for us.

Well, we’re going to have a very nice balanced portfolio as a result of putting these two companies together. As you can see here, we’ll have a business that’s 42 percent pre-clinical, it’s leadership in tox and leadership in specialty tox, particular emphasis in infusion and inhalation, leadership in interventional surgical services, a growing leader in worldwide biosafety and a leader in profitability. And as I said earlier, Inveresk has higher pre-clinical margins than Charles River, so that will be a benefit on a blended basis. The clinical piece is about 12 percent of revenues and so it is an important platform for future growth and an important part of the company and one that we will nurture and a guide and grow in a, I think, in a very focused, quality niche manner. I don’t think it’s necessary to be the largest clinical player in the world, I think it’s necessary to be a high-quality one and have small, discreet high-end studies. And of course, on the research model and services side, which would now in a combined basis be about 46 percent of our revenue, we would maintain a leading market share position both on the products and the services side; we would have a growing capability in the disease model side and we would continue to nurture our transgenic laboratory and contract staffing businesses. And of course, that was the business that did 32 percent pre-tax in the first quarter where we continue to be very pleased with its contribution to both the top and the bottom line.

I’ll now turn the microphone back to Walter.

DR. WALTER NIMMO: Thanks, Jim. Ladies and gentlemen, in the key pre-clinical space, which will account for 42 percent of combined revenues, we will be a leading provider of toxicology services to pharmaceutical and biotechnology industries, with a particular focus on specialty toxicology. This field has a strong record of repeat business and has been experiencing increasing demand as a result of growth of outsourcing. We are well placed to serve the world’s most important pharmaceutical markets with operations in the United States, Europe and Japan. This is also a business with good margins, which are at the top of a competitor’s scale.

We also have a rapidly developing business in clinical operations with a unique focus on early clinical development from Phase one through to early stage Phase 3. Again, our international network of operations places us in an excellent position, close to all our key customers and potential customers. The business offers a cool (ph) range of services, including Phase 1 to 4 studies, regulated services and data management. We are particularly proud of our premier Phase 1 clinical storefront (ph), a 62-bed facility with a focus on first in man studies. We have a clear opportunity with these businesses to provide a bridge between the pre-clinical and the clinical, which is already the fastest growing sector in outsourcing for the pharmaceutical and biotechnology industries.

And I hand the microphone back to Jim.

JIM FOSTER: Thank you, Walter.

Our client base on a combined basis will be 86 percent commercial; I think both of these companies have always enjoyed the benefits of having a predominantly commercial client base. We maintain relationships with essentially all large cab (ph) pharma and biotech companies and we are a full-service provider to most emerging biotech companies who of course use even more of our facilities. So 86 percent commercial, about 14 percent of our revenues with academic and research institutions and I’m pleased to say that even with this combined entity, we still have no client that comprises over 5 percent of our revenues. We also enjoy very high measures of repeat business.

To take a look at the global footprint and this is where the clients are, you see that 54 percent are in the US, 12 percent in Canada, so if you aggregate those you’ve got 66 percent of our revenue coming from North America. That, as I always say, that really ducktails nicely with where the preponderance of research dollars are being spent and will probably will continue to be spent. Obviously as a result of Inveresk’s large important Edinburgh facility, Charles River now has a bigger footprint in Europe, so on a combined basis, we have about 28 percent of our revenues in Europe and about 6 percent in Japan.

Turn the microphone over to my colleague Tom Ackerman, our CFO.

TOM ACKERMAN, CHIEF FINANCIAL OFFICER, CHARLES RIVER LABORATORIES INC.: Thank you, Jim, and good morning everyone. On a combined basis for the last 12 months, revenue will be approximately $921 million that assumes an elimination of inter-company sales between the two companies of about $5 million. Annual growth for the last 12 months on a combined basis was 16 percent. Gross profit at 42 percent with a EBIT margin of 21 percent. EDITDA for the last 12 months combined, $238.9 million or 26 percent of sales.

Our financial impact, we anticipate annualized pre-tax cost saving in synergies of approximately $20 million by 2006. Some of the key drivers would be the elimination of duplicative public company expenses, consolidation of back office and share services such as common vendors, and efficiencies in the toxicology business as we look for best practices. We also expect enhanced revenue growth, principally by capitalizing on many cross-selling opportunities, which both Jim and Walter have elaborated to you.

Reconciliation of GAAP earnings to non-GAAP earnings: in 2005 we expect non-GAAP diluted earnings per share, excluding merger related amortization, to be in the range of $2.30 - $2.40. For 2006 we expect that range to be $2.66 – $2.76. The impact of merger related amortization is 55-cents in 2005 and 33-cents in 2006, or $57 million in 2005 and $35 million in 2006. We have done a preliminary estimate of the intangibles and identified these numbers based on that. We will finalize that at or about the time of the merger and I don’t expect the numbers will change materially, but there may be some change in that. And the numbers will continue to decline beyond 2006 as well. On a GAAP diluted earnings per share basis, we expect earnings in ’05 to be between $1.75 - $1.85, and $2.33 - $2.43 in 2006.

We will continue to maintain our strong credit profile. There will be $576 million in cash consideration and refinancing of Inveresk debt of $57 million that totals about $634 million. We will obtain a $500 million dollar committed credit facility, $150 million revolver, and a $350 million chair-made loan. I would expect that we would draw down approximately $100 million of the revolver initially. At this time, we have significant combined cash and marketable securities on hand as of March, approximately $228 million. The estimated proforma leverage at close, a senior debt to EBITDA of 1.7 times and total debt to EBITDA of 2.4 times. The difference in the ratios is our convertible bonds, which are callable (ph) in 2005 and are currently trading in the money.

So as we look to finance this acquisition and look forward, to continue positive cash flow from Charles River, we really feel that these leverages and this amount of cash is really at very minimal thresholds for where we’ve been for the last few years and think that we will very easily provide for the payment of these interest payments and debt.

In addition to our announcement on the guide on the merger, we also indicated that the market for outsourced drug development services, particularly at Charles River, continues to improve to sales growth for Charles River of approximately 15 percent versus our prior guidance of 9-13 percent, and Q2 EPS of 50-51 cents versus our prior guidance of 46-48 cents. The increase in Q2 earnings per share will be additive to the full year, exclusive of any merger-related activities and one-time costs that will take place sometime in the fourth quarter and we will update you on our Q2 conference call with respect to the third and fourth quarter of Charles River Labs.

And lastly, I would like to turn it back to Jim Foster.

JIM FOSTER: So in conclusion, this transformational deal expands our portfolio of essential products and services, it expands our quality leadership to more services for our clients who continue to do more outsourcing and expect us to have additional services throughout the world and have enough capacity to satisfy their needs. It drives pull-through between pre-clinical and the clinical business, especially for biotech companies. It gives us greater diversification to smooth out kind of inherent speficality (ph) in some of our markets, the sort of ebb and flow and research spending between pre-clinical and clinical fields, we found something that we can participate in, in its entirety. Of course we find ourselves now participating in the entire drug development pipeline and not just pieces of it. So we’re delighted to have increased our worldwide capacity for us getting tox in the US and Inveresk… us in the Europe and Inveresk in the US. And we’re delighted to have a larger footprint which should give us greater operating efficiency, be able to use our facilities better and support our clients better, be closer to where they want the work done and not where we want the work done, and of course this is a very strong combination of two well-run and financially sound companies, which should continue to generate very positive financial performance.

So we would now be delighted to take your questions.

OPERATOR: Thank you. The floor is now open for questions. If you do have a question, please press ‘star, one’ on your telephone keypad at this time. If at any point your question has been answered, you may remove yourself from the queue by pressing the ‘pound’ key. We do ask that while you pose your question, that you utilize your handset to provide optimum sound quality. Once again, that is ‘star, one’ on your telephone keypads for any questions at this time. One moment while I poll for questions. Once again, as a reminder, if you do have any questions, please press ‘star, one’ on your telephone keypads. Thank you, our first question is coming David Windley of Jeffries and Company <Company: Jeffries and Company, Inc.; URL: http://www.jefco.com >. Please go ahead.

DAVID WINDLEY, CFA, CPA, JEFFERIES AND COMPANY: Good morning, congratulations on the deal. First question, Jim, is regarding size. The simple part of that question is do you anticipate that there will be any FTC or anti-trust type issues; and then the second and more strategic part of the question is given that tox still seems to be very much a relationship driven business how do you think your combining with Inveresks’ tox business and getting to that substantial critical mass might change the buying patterns by the customer base for tox services?

JIM FOSTER: Hi there. I think that, yes, I think that relationships are quite important and I think that individually and collectively both our companies have very strong relationships with clients, different types of clients, different sizes of clients with different needs – both specialty and general tox. I think what we actually both have been missing, you know, we’ve been missing European capability and I have been saying that for a while. I know that Inveresk has been desirous of being in the United States, not just in North America, and I actually think that collectively now it also provides us a better opportunity to service the Japanese market place that likes to buy its services from a collective entity. So I think it’s incumbent upon us to do what I know we will, which is to enhance the relationships we have to get our current clients happy to expand their relationship with us because we now have greater capacity, greater specialization and a closer footprint to them and vice versa the same thing for Inveresk and its clients. And we’re quite confident that since we’re able to do good work and maintain those relationships and have repeat business that separately we’ll be able to do that together in a most professional way. Obviously, we wouldn’t be going forward if we thought that this transaction was going to create problems at the FTC, there are so many players in this business and the way our businesses are arranged geographically and where our strengths are and what Inveresk’s strengths are, I think are very much complimentary and not very duplicative and I think it makes us obviously and important player in the field but I don’t think one that’s of a size and scope that’s problematic for anyone.

DAVID WINDLEY: I’d like to ask a follow-up or two. Tom, the Canadian business for Inveresk benefits substantially from some tax credits. Could you talk about what you anticipate the blended tax rate would be and any, you know, opportunities there. And then secondly, Jim if you could just comment on, it sounds like you do intend to keep and continue to pursue the clinical business; will that be an area where you might continue to bolt things on, just strategy there please. Thanks.

TOM ACKERMAN: OK, I’ll take the first one and then turn it back to Jim. We have a tax rate of approximately 37.5 percent and Inveresk is substantially lower, as you know down in the low teens, and one of the key drivers has been the Canadian R&D credits and to a lesser extent the UK R&D credits. And we don’t expect either of those to change because we’ll continue to provide those services and R&D based activities, so we anticipate that to continue. We haven't given specific guidance on the tax rate, Dave, but what I can tell you is that the combined tax rates of the companies will come down somewhat dramatically for our rate. You know, the two structures actually ducktail together pretty well, we’ll actually look at opportunistically a couple of things that we can maybe do internationally to drive it down, but our tax rate on a combined basis will come down well below where we are today.

DAVID WINDLEY: Thanks.

JIM FOSTER: Dave, on the clinical question, yes we indeed intend to keep it and nurture it and pursue it and grow it as I said earlier, in a quality probably niche basis where we want to do very good work with manageable sized trials. I think the work that we’re also in, as team has done in the clinical business, both building a really strong Phase 1 lab and then taking the form of Clintrials and dramatically improving its quality and profitability is a great platform for us. Yes, I do think it provides… that platform provides an opportunity to continue to add to it, both organically and perhaps through acquisitions to make it a bigger and better company. Walter, do you want to comment on the clinical business?

DR. WALTER NIMMO: Well I probably just agree we’re very happy with Jim has said about the clinical business. It is the logical extension of doing all the pre-clinical work with diversity of the service is good for removing (ph) volatility (ph). It’s good for morale, for people, staff who work in pre-clinical businesses to see where the drugs go, and there's a lot of cross-selling opportunities, particularly as we go forward in Oncology with new drugs requiring biomarkers to be measured as we develop them. I think it’s a terrific combination and I look forward to the clinical business growing also.

DAVID WINDLEY: Thanks, Walter.

OPERATOR: Thank you. Our next question is coming from Ken Kulju of CSFB <Company: Credit Suisse Group; Ticker: CSR; URL: http://www.csfb.com>. Please go ahead with your question.

KEN KULJU, ANALYST, CREDIT SUISSE FINANCIAL BANK: Yes, good morning and congratulation to both Charles River as well as Inveresk. My question dealt with the sales organization. I was wondering if you could just discuss how you will integrate the 2 selling organizations or essentially do they operate, you know, somewhat autonomously from one another, synergies that you’d expect to recognize and how you go through this cross-selling process to get these revenue synergies. Just going to get a little better feel for the structure on the sales side, that would be very helpful. Thank you.

JIM FOSTER: Hi Ken. The sales and marketing side of this equation is clearly a work in progress for us. We do things slightly differently in the two companies; we have more of a classic sales organization that sells geographically and brings in technical people as necessary to help close those sales. The Inveresk organization has business development folks who identify the leads and then pretty much always have technical people close those sales. At the moment, each entity – and by that I mean Canada, Europe and the United States – have separate sales and marketing organizations. They’re not giant organizations but they are separate, obviously there are some opportunities and I can't be too specific ‘cause our plans are certainly not done, but there are some opportunities to get more leverage from that and more cross-selling and allow clients a larger footprint to make decisions both on the pre-clinical side and the clinical side. There’s probably going to be some pull-through with research model customers who also make decision in the pre-clinical market as well. Clearly there is some overlap in duplication of costs, simple things from advertising and attendance at the same tradeshows to how we cover certain areas; and obviously that’s part of the sorting out process that will take place. We’ll be very careful obviously not to break anything that is working well at any of the entities, and I think we have to understand how we can best support the worldwide needs of our clients; I guess I should also mention that Charles River has the sales organization in Japan that I would be quite hopeful that we would be able to sell the combined services much more readily in Japan now that we have such comprehensive services. So that’s yet another opportunity to leverage up on this infrastructure.

KEN KULJU: Very good. Thank you.

OPERATOR: Thank you. Our next question is coming from Christopher McFadden of Goldman Sachs <Company: Goldman Sachs Group Inc.; Ticker: GS; URL: http://www.gs.com>. Please go ahead.

RANDALL STANICKY, ANALYST, GOLDMAN SACHS GROUP, INC.: Hi, it’s actually Randall Stanicky in for Chris. Thanks for taking the question. Jim, could you guys just elaborate a little bit more on some of the branding opportunities, specifically do you have initial take on some of your customer perception for the opportunities that the new combined entity with some of the cold (ph) branding or new branding opportunities will provide. And then, secondarily, could you just give us an update. Obviously you’re adding a significant amount of capacity, not new industry capacity, but capacity and particularly in Europe, but could you kind of update us on current expansion plans. Are you still going ahead at the same rate or do you still are you looking to add additional capacity in both markets given these strengths in the pre-clinical market? Thanks.

JIM FOSTER: Sure. On the branding side, I guess the simplest way to say it is that as you all know we’ve assembled 6 or 7 disparate companies with disparate names and ages and reputations and service capabilities over the last 4 years, since September of ’99 when we did our LBO. I think we have done a terrific job in pulling those companies together and centralizing much of their activities and improving the science and the capacity and the margins and the reputation. Having said that, it has been a challenge, it’s not entirely clear why, it’s been a challenge to have the Charles River name stick to the tox business, I think some of that’s a function of time, frankly, but you know, we’re known throughout the world as leaders in the research model business and it’s not always an easy move for us to get that accepted. So we’ve actually been studying that and grappling with it and working on it and trying to enhance the brand recognition of our capabilities and so for us the really highly respected long-term, high-margin, high-reputation, high-science and geographic capabilities of Inveresk is really sort of magic solution at the right time. I mean its really a wonderful thing at a time where we’re really pursuing an enhanced branding capability to get the benefit of the brand, and yes, we’re quite confident that this will resonate with our clients, that they will feel comforted by our association with them and we believe we’ll be comforted by Inveresk’s association with us and their access to our US capabilities and in particular some of our special capabilities.

On a capacity side, and I’ll let Walter comment on this in a moment. On the capacity side, Charles River is adding capacity at the current time at a couple of our facilities and we have plans over the next few years to expand the size and scope and offerings at our domestic US location. And Inveresk is in the processes of adding additional capacity at both the Edinburgh and Montreal facilities and yes, I think we will continue to both add capacity to stay ahead of the needs of the market going forward. So I’d say that both companies are utilizing their current capacity well, or fully at the current time, and are adding new space to accommodate future growth.

Walter, do you want to comment on your capacity adds?

DR. WALTER NIMMO: Thanks, Jim. I mean, companies like our will generate so much cash, a muted investing and growth for the future and we would plan to continue both in Edinburgh and in Canada. In regards to some of the other questions, Randy, we should remember too there’s some geography to where (ph) clients want to place their studies. And particularly I think that’s true for biosafety, and we haven't mentioned it yet but this merger is an outstanding opportunity now to have European and United States biosafety services, making us the second largest provider of these services in the world. And that is also a great thing for pre-clinical.

RANDALL STANICKY: Great, thanks guys and congratulations.

DR. WALTER NIMMO: Thanks, Randy.

JIM FOSTER: Thanks.

OPERATOR: Thank you. Our next question is Terri Towers of Neuberger Berman <Company: Neuberger Berman, LLC; URL: http://www.nb.com>. Please go ahead with your question.

TERRI TOWERS, NEUBERGER BERMAN, LLC: Hi guys, congratulations on the deal. My questions surrounds the impact that this merger will have on the research models and services division. From a standpoint of now that you’ve established somewhat of a foothold in Europe in the outsourcing services. Could we look at this as positively impacting perhaps the transgenic services business, where you can now access different customers that perhaps you didn’t before? And then as a follow-up, you often times say that your competitors were your customers and that toxicology companies would purchase your research models to do the tox. So was Inveresk a good customer in that respect, and if so how will be looking at those revenues being broken out going forward?

JIM FOSTER: OK. With regard to the impact on some of the research model and services businesses and you mentioned particularly transgenic services, what the impact of this transaction. I don’t think much, you know I think that our research model business stands on its own bottom, I do think there are some selling opportunities, places where we sell our research models and some opportunities to sell expanded tox capability particularly as I said in Europe and Japan. So it’s not intuitive that it’s going to clearly benefit the services businesses over there, sort of be neutral. And yes, Inveresk like many of the tox companies is a good customer of ours, I’m sure that they will continue to be. Clients will continue to buy lab animals from the best possible supplier and so we anticipate that our obligation in that regard will continue.

TERRI TOWERS: And as a follow-up with respect to the EBIT margin, assuming that you stated the pre-clinical outsourcing margin from Inveresk was higher than yours, so we’re assuming the clinical development margins are significantly low. Any plans or anything you can do as a combined company that perhaps Inveresk couldn’t do before to sort of bring those margins up a bit so the downward pressure isn’t as great?

JIM FOSTER: I’ll let Walter comment on this as well. I mean the clinical trials business for Inveresk is a business that has been a very effective turnaround, the operating margins while low as in Charles Rivers as a whole, and low as in the pre-clinical business, are amongst the strongest in the clinical area and are getting better and are anticipated to continue to improve. And I think that that is a large measure of function of continuing to build infrastructure, both organically and perhaps through acquisition and beginning to, and continuing to focus in on the efficiencies of that business. So we’re confident that we’ll continue to get some margin improvement there. Walter, do you want to help me there?

DR. WALTER NIMMO: Please, thanks Jim. When Inveresk was a smaller company, its clinical trials business had the same profitability as the pre-clinical, and that was over 20 percent. When we acquired the Clintrials and then Pharmaresearch got a little bigger, they were less profitable than us, and these (ph) contracts tend to be a little larger than the pre-clinical contracts. And so it is exactly like the profitability of the clinical business is improving continuously; it’s already the second most profitable clinical business on earth and I think that it will catch up to be a number one real there also.

TERRI TOWERS: Okay, thank you.

OPERATOR: Thank you, our next question is coming from Larry Neighbor of Baird <Company: Robert W. Baird & Company; URL: http://www.rwbaird.com>. Please go ahead.

LARRY NEIGHBOR: Thank you, good morning. Does this combination satisfy all of your expansion needs on the continent or will you looking to expand closer to your clients there?

JIM FOSTER: I think that, you're talking about on the pre-clinical side, I think that the size and scope and diversity of the service offering by Inveresk’s Edinburgh facility should be sufficient to supply our needs on the continent, so yes, that definitely fulfills the gap that we’ve had in our portfolio and our need to be an important player over there.

LARRY NEIGHBOR: OK. And secondarily, the toxicology business seems to be kind of cyclical with last year showing a weak pricing environment. You and Inveresk are now expanding capacity; I think you mentioned earlier, looking for 15 percent growth in that business going forward but how certain are you that it’s going to be sustainable year by year and not continue to be (inaudible).

JIM FOSTER: That’s a key question, Larry. You know, historically there’s been a sort of every 5 or 6 years, cyclical move in the tox market. Based upon conversations that we have had and continue to have with our clients, we’re quite optimistic that these demands for outsource tox services should be continued for the next couple or three years. Hard to predict further than that. What gives me optimism about it continuing further than that is that it’s obviously a service that’s entirely driven by the outsourcing demands of our clients and as they continue to outsource more of this work – and that’s different than the historical situation – so I think some of that speficality came from the fact that there was an ebb and flow between pre-clinical and clinical and only a certain amount came out on an outsource basis and I think that increase in the outsourcing trend could, and we hope, will smooth out the speficality. The other thing that took play here, which we haven't had the benefit of but of course Inveresk has, is there’s a natural balance on that whole speficality front between clinical and pre-clinical because there is a natural ebb and flow of the process of developing a drug and where the emphasis in spending is. So if and when there should be some softness in the pre-clinical business that would hopefully be offset by clinical revenue and of course by revenues elsewhere. What I’ve always liked about our company is the continued increase in the portfolio products and services that we have and the internationalization of those and of course this business even expands that portfolio further.

Walter, do you want to talk about how you see pre-clinical going forward?

DR. WALTER NIMMO: I would love to Jim, thanks. I agree with what Jim has said, obviously. But I think we should remember that as well as increasing size with this merger, we’ve increased diversification. And that’s across the different divisions as Jim described, but even within toxicology we’ve diversified more ‘cause there's more specialty and general so there’s veriability in there, which will reduce volatility. We also we talk of total pre-clinical space, have invested in Inveresk for years in laboratory sciences and that diversification has reduced our volatility.

LARRY NEIGHBOR: Thank you very much.

OPERATOR: Thank you, our next question is coming from Kemp Dolliver of S.G. Cowen and Company <Company: SG Cowen Securities Corporation; URL: http://www.cowen.com>. Please go ahead.

KEMP DOLLIVER, ANALYST, S.G. COWEN SECURITIES CORPORATION: Thank you. Could both parties discuss the, I guess, the motivation behind the acquisition. Not so much in the strategy, I guess my interest is mainly more in the evolutions of discussions was there essentially an auction process, etcetera. Thank you.

JIM FOSTER: Do you want to take that one Walter?

DR. WALTER NIMMO: At the present time there is no auction process, Kemp. Good morning. And this is such a good strategic fit, and we believe such a good opportunity for our shareholders that the Board deliberated and for a long time and has contained at this time to recommend this to our shareholders.

KEMP DOLLIVER: Did this come out in discussions that you initiated or Charles River initiated?

JIM FOSTER: It really came out of mutual understanding that we had a need for the services that we each had. We’re both missing some geographic capabilities, and that it would be a stronger company, a better service organization for our clients if we did this together than separately.

KEMP DOLLIVER: Great. And just the last question. Any general sense for timetables for filing Hart-Scott –Rodino proxy with the SEC, etcetera?

JIM FOSTER: Well, Hart-Scott-Rodino will file as quickly as we can to obviously get the process moving and I think we’ll be in a position to do that probably next week, I hope. With respect to the SEC filings, we’ll probably use clean data from the second quarter, so I think we’ll put together the documentation in advance to that and then wait ‘til we both release our 10-Q’s and then file shortly after that. As we’ve said before we would expect, then we would move to the shareholder meeting and we would expect a closing sometime in the fourth quarter.

KEMP DOLLIVER: Excellent, congratulations to everybody.

JIM FOSTER: Thank you.

DR. WALTER NIMMO: Thank you.

OPERATOR: Thank you, our next question is coming from Derik Debruin of UBS <Company: UBS Warburg; URL: http://www.ubswarburg.com>. Please go ahead.

DERIK DEBRUIN, ANALYST, UBS WARBURG: Thank you, good morning and congratulations on the deal. Just a couple of little questions here. So could you just give us an idea on the sales of the research models and risks and I guess what type of synergies you’re getting with, you know what type of synergies you get out of this and if you will see an improvement in R&S margins?

JIM FOSTER: Derik, just to play it back as you faded out a little on this, the latter half you asked about our sort of activity between each other –

DERIK DEBRUIN: Right and if the synergies between, you know now that you’re going to be selling… now that Inveresk is no longer going to be a customer and I just was wondering, you know, how this is going to impact the margins of the R&S.

JIM FOSTER: Well it really won’t impact the margin at all, you know, hopefully we can actually improve them slightly, but it really won’t impact it because we’ll be, even though we’ll eliminate the inter-company sales, of course that means that they would be getting the product provided to them, while we’ll have a transfer of price at more or less the company’s cost, so it’ll impact the top line very slightly but it really wouldn’t impact the income.

DERIK DEBRUIN: OK, and since you’re going to re-brand a brand that Charles River tox business as Inveresks, is the Inveresk management team going to go in and re-evaluate the Charles River platforms? I guess ultimately what’s the final products… the final platform look like between the two companies.

JIM FOSTER: Can you say that again, I’m not –

DERIK DEBRUIN: I’m sorry; I’ve got a really bad connection in here. I mean, just because you’re going to for the tox part of business and the testing business you’re basically going to be under the Inveresk brand name. I’m just wondering, you know, will the Inveresk people go in, re-evaluate what Charles River currently has and, you know, what, I guess ultimately how do you integrate the Charles River piece of the business with what Inveresk already has.

JIM FOSTER: Well as I said, the brand will be so the overarching nomenclature and I think that’s important for pulling it together and everybody will have a knowledge of that’s where we’re selling our pre-clinical and also our clinical services. I think in terms of utilization of infrastructure, that’s a process that we’re going to sort out over the next few months and how we can just work together and get the maximum benefits for both ourselves and our clients from that combined footprint. It also has to do with how we expand our facilities going forward, you know, what services are provided from what places. So you know I think that we have obviously we have some ideas on that, our conversations have been thorough but relatively preliminary given the fact that we are competing entities. So as we get closer to close and get to know each other better, we’ll be able to tell you more on that.

DERIK DEBRUIN: Great, and just one final question. So on the guidance rates for the second quarter. Was this mostly based upon higher pull through from biotech or pharma customers, and just following up on that, you know, it’s not clear when the biotech financing window is going to close, and could you just talk about if, lets say the window were to dry up today, you know how would this eventually impact Charles River, I guess what’s the lag time between the financing falling off and the impact on people spending cash?

JIM FOSTER: Just to take it from the first part, Derik. We’re seeing strength pretty much across all our products and services, pretty much from, you know, all of our customers. So it’s not being driven specifically in one product area and/or specifically by one product group, so I think the good things about it is that we’re seeing a good cross-section of demand by many of our different customers.

With respect to the biotech funding, it’s a little bit harder to answer. I don’t think that there would be any near-term impact on a change in the level of funding that they’ve gotten, I think that we would need to probably go through a prolonged drought before it would start to impact us, but you know, it’s really a little bit hard to say.

DERIK DEBRUIN: Great, thank you very much.

JIM FOSTER: Thank you.

OPERATOR: Thank you, our next question is coming from Steve Unger of Bear Stearns <Company: Bear Stearns Companies Inc.; Ticker BSC; URL: http://www.bearstearns.com>. Please go ahead. Mister Unger, your line is live. Please go ahead with your question.

STEVE UNGER, ANALYST, BEAR STEARNS COMPANIES, INC.: Hi, good morning. Just a couple quick questions. First, the new management of the company for pre-clinical is heavily populated by

Inveresk management, could you talk about how firm you have those guys locked up, is there some employment contracts already, have you come to an agreement with them?

JIM FOSTER: Yeah, I mean a lot of is out of continuation of existing contracts and we’ll be finalizing and tightening and altering those as we go forward now that we have a transaction. We’ve had discussions with all of those folks who are very happy with what they’re doing, very good at what they do by the way, are very interested in continuing to run their businesses and grow them now with the additional resources that they have with us. So I have no concerns that we won’t be able to keep this team in place and expand and nurture it.

STEVE UNGER: OK. And then, Walter, what’s going to be your role going forward with the company?

DR. WALTER NIMMO: Jim has asked me if I would be the Vice Chairman of the company and the Chief Scientific Officer.

STEVE UNGER: OK. Is there some operational responsibilities, do you have any oversight –

DR. WALTER NIMMO: Steve, we haven't had prolonged discussions about this but I think the scientific side of drug development that is something I’ve been very close to and I enjoy it. It is a work in progress, I'm sure we’ll announce further details as time goes by.

STEVE UNGER: OK. And then on the biosafety testing, what’s your current market share in that business globally between the combined entities at this point?

JIM FOSTER: Well it’s small, just to be clear about it. There’s a very large player, which is BioReliance, which is now a sub of Invitrogen that is a combination of what was formerly BioReliance in Q1. And both Walter’s UK company and our US company were sort of number two, respectively – number two in the US and number two in Europe – so I suspect we are now collectively a worldwide number two player albeit a somewhat much smaller than BioReliance. So we have a important share, but it’s not a dramatic size.

STEVE UNGER: OK. And then, have you… since you bought several disparate facilities in toxicology, have you been bundling your research models with the services, or has that continued to be somewhat of a separate sale?

JIM FOSTER: It’s pretty much a separate business, managed separately. The relationship though is that many of the buyers of toxicological services are literally the buyers of research models, and so I wouldn’t say bundling as much as it’s an opportunity to present multiple products as well as services to the same client. And so this gives us a bigger opportunity to do that.

STEVE UNGER: OK. And then just a last question; just mechanics on the deal. I noticed that it’s tax-free with the stock exchange. Is there a price that the stock falls below where it wouldn’t be tax-free and if it does go below that price what happens?

TOM ACKERMAN: Steve, this is Tom. I’m not aware of that. I could follow up. Walter, I’m not sure if that’s been brought to your attention either, has it?

DR. WALTER NIMMO: No. I don’t know anything about that Tom at all.

TOM ACKERMAN: Steve, I will follow up and if there is a different answer to that we’ll provide it. But I don’t know of anything.

STEVE UNGER: OK. Great, congratulations on the announcement.

JIM FOSTER: Thanks, Steve.

TOM ACKERMAN: Thank you, Steve.

OPERATOR: Thank you. We have time for one more question. Our final question is coming from John Sullivan of Leerink Swann <Company: Leerink Swann & Company; URL: http://www.leerink.com>. Please go ahead.

JOHN SULLIVAN, ANALYST, LEERINK SWANN & COMPANY: Thanks, good morning. Congratulations. I have a question for the Inveresk side of the aisle. Walter, when Inveresk merged with Clintrials in 2001, how did adding clinical services improve your ability to grow your pre-clinical service business, and could you comment regarding both larger cap pharmaceutical companies and smaller biotech customers.

DR. WALTER NIMMO: Thanks John. It’s obviously quite hard to quantify just exactly how much cross-selling we did by having a larger clinical facility because the clinical bit itself gave us a larger diversification from a pre-clinical business. It undoubtedly has allowed the company to grow at a greater rate than it did before. What was the second part of your question?

JOHN SULLIVAN: Was it… did you find adding clinical services was of particular benefit in trying to grow your business with pharmaceutical or biotech.

DR. WALTER NIMMO: Since we acquired Clintrials in 2001, the percentage of our revenues coming from biotech has gone up really quite dramatically and partly that is because of the type of service we offer. That is we have inhalation and infusion tox, which is very popular with the biotech client, partly because we have kind of focused on trying to take clients through a whole process that is from the (inaudible) out of the test tube all the way into man, or into proof of concept. And that’s very popular with the biotech industry compared with pharma. The pharma continue to come for discreet studies, discreet kind of thing and clinically. And so I think the short answer to your question is it seems to have benefited the biotech sector better, although that might just be a time (ph) thing rather than the fact that we did the acquisition.

JOHN SULLIVAN: Sure and last question relatedly... Did you find that the clinical services were a good entrée with the new customer, particularly, or was that not relevant.

DR. WALTER NIMMO: Sometimes, it really is with the client, John. Sometimes it is a very good entrée, they come to us needing proof of concept and know that they have to have the pre-clinical and Phase 1 studies also. Other times, the clinical gets the business from the pre-clinical. It’s pulled through in both directions and we think it’s probably about equal.

JOHN SULLIVAN: OK. Thank you and thank you for taking my questions.

DR. WALTER NIMMO: Thanks, John.

OPERATOR: I’d like to turn the floor back over to you for any final remarks.

JIM FOSTER: Thank you so much for your time and attention and questions this morning. We’re delighted with this merger and delighted to have an opportunity to share it with you. Walter?

DR. WALTER NIMMO: Yes, I’d like to thank all the callers. Thank you ladies and gents for joining us; we’re really excited about this, we think it’s a great opportunity for clients, shareholders and staff. And we look forward to progressing through to closing.

TOM ACKERMAN: Bye.

JIM FOSTER: Bye-bye.

SUSAN HARDY: Thank you very much. That concludes our comments for today.

OPERATOR: Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.

END